

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Giri Devanur
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

>   **Re: reAlpha Tech Corp.**
>   **Registration Statement on Form S-11**
>   **Filed December 29, 2023**
>   **File No. 333-276334**

Dear Giri Devanur:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-11 filed December 29, 2023

Recent Developments
Letter of Intent, page 4

1. We note that on December 13, 2023, you entered into a letter of intent to acquire United Software Group, certain subsidiaries (collectively, "USG"). We also note that you publicly announced the potential acquisition in a press release dated December 18, 2023. We understand that the closing will be subject to the negotiation of the definitive agreement, foreign regulatory approval, other customary closing conditions and potential stockholder approval to the extent required by the Nasdaq Listing Rules. Please provide us with your assessment of the probability of the acquisition discussing:
    *   planned timing of acquisition;
    *   progress of the negotiations;
    *   economic and legal penalties associated with failure to consummate, including the termination fee (payable if the acquisition does not close for reasons yet to be

determined), and costs incurred to date in pursuing the acquisition; and
- significance of required regulatory approvals, in particular foreign regulatory approval given that both companies are based in Dublin, OH.

Unaudited Condensed Consolidated Financial Statements
Note 17 - Subsequent Events, page F-18

2.   We note that management has evaluated all subsequent events through December 14, 2023. Please tell us what consideration was given to disclosing the December 13, 2023 letter of intent to purchase USG for an aggregate purchase price of up to $40,000,000.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Gabriel Miranda, Esq.